Exhibit 99.1

Santiago, May 9, 2017
GG/162/2017

Mr.
Carlos Pavez Tolosa
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets and Chapter 18-10 of the Updated Compilation of Norms of the Superintendence of Banks and Financial Institutions, we inform the Superintendency of the following Material Event:

On this date, the Chilean Supreme Court dismissed the complaint (recurso de queja) filed by the Superintendency of Banks and Financial Institutions (SBIF) regarding the final judgment made by the Court of Appeals of Santiago on August 31, 2016, by which the fine imposed by the SBIF pursuant to letter No. 16,191 for an amount of CLP$21,764,507,494 (approximately, US$30 million) was declared illegal.

As previously informed, this fine was recognized as an expense in the financial results for the year 2015. In accordance with the decision by the Supreme Court, Itaú Corpbanca will proceed to record the reverse of such expense as well as any other financial effect of such decision.

Sincerely,

Cristián Toro Cañas
General Counsel
Itaú Corpbanca

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Electronic Stock Exchange
cc: Valparaíso Stock Exchange